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                             April 25, 2023

       Jeff Holman
       Chief Financial Officer
       Magellan Midstream Partners, L.P.
       One Williams Center
       P.O. Box 22186
       Tulsa, OK 74121-2186

                                                        Re: Magellan Midstream
Partners, L.P.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 21,
2023
                                                            File No. 001-16335

       Dear Jeff Holman:

              We have reviewed your April 10, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 16, 2023 letter.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 40

   1. We understand from page 5 of your response to our prior comments that you regard operating profit as the
most directly comparable GAAP measure to your non-GAAP
                                                        measure of operating
margin because there would be two rather than five reconciling adjustments, when
compared to a GAAP measure of gross margin.

                                                        However, your
assessment appears to be based on a comparison of gross margin for product sales alone,
e.g. excluding transportation and terminals revenue and associated costs of revenue,
rather than gross margin for the consolidated results of operations.
 Jeff Holman
Magellan Midstream Partners, L.P.
April 25, 2023
Page 2

         Please revisit your assessment to utilize gross margin for the consolidated results of operations, which we generally regard as the most directly comparable GAAP measure to utilize when presenting a non-GAAP margin measure.

         Given the similarity of your operating margin label to GAAP terminology, please also select an alternate label that more clearly reflects its character as a non-GAAP measure, to use when referring to the measure in MD&A, segment disclosures, and earnings releases, to comply with Item 10(e)(1)(ii)(E) of Regulation S-K.

         As your non-GAAP operating margin presently appears in advance of the measure that you believe is the most directly comparable GAAP measure in your reconciliation on page
         40, revisions will also be necessary to follow the guidance in the answer to Question
         102.10(b) of our Compliance & Disclosure Interpretations on Non-GAAP Financial
         Measures, to avoid giving undue prominence to your non-GAAP measure of operating margin. However, as indicated above you may need to utilize consolidated gross margin as the most directly comparable GAAP measure in the reconciliation.

         We suggest that you reposition the non-GAAP measure and reconciliation to a separate tabulation, to follow the GAAP information shown on page 40. Please submit the revisions that you propose to address the concerns outlined above regarding the labeling and reconciliation for your non-GAAP measure of operating margin.

       You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Robert Babula,
Staff Accountant at (202) 551-3339 with any questions.



FirstName LastNameJeff Holman                                  Sincerely,
Comapany NameMagellan Midstream Partners, L.P.
                                                               Division of
Corporation Finance
April 25, 2023 Page 2                                          Office of Energy
& Transportation
FirstName LastName